Form 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.20549


                       Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                    For the month of    January    2003



                         GLOBALTEX INDUSTRIES INC.
_______________________________________________________________________
                (Translation of registrant's name into English)


         501 - 535 Thurlow Street Vancouver, B.C. Canada V6E 3L2
_______________________________________________________________________
                (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F ..X....  Form 40-F ......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.


                          Yes ..........    No ....X.....


If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________________

GLOBALTEX INDUSTRIES INC. ANNOUNCESCLOSING OF PRIVATE PLACEMENT


VANCOUVER, BRITISH COLUMBIA, January 13, 2002 - Globaltex Industries Inc. (TSX-
VE: GTX; NASD OTC: GBTXF) announces that it has completed the CDN$625,000 private placement of 3,125,000 units at a price of CDN$0.20 per unit. Each unit consists of one common share and one warrant, one warrant being exercisable at a price of CDN$0.23 to purchase one common share for one year and exercisable at a price of CDN$0.27 to purchase one common share during the second year. A four month hold period expiring May 1, 2003 is applicable to the securities. The funds will be for continuing work on the Pine Valley coal project, repaying Mitsui Matsushima Canada Ltd. for funds advanced during the 48,000 tonne coal trial cargo successfully completed earlier this year and general working capital


GLOBALTEX INDUSTRIES INC.

"Mark Fields"
Mark Fields, P.Geo., B.Comm.
President and CEO
###


Contact:
Mark Fields
President and CEO
(604) 682-4678
markfields@radiant.net

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT
This news release contains certain "forward looking statements", as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company's operations, markets, products and prices and other factors discussed in the Company's various filings with the Securities and Exchange Commission. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Such risks and uncertainties are disclosed under the heading "Risk factors" and elsewhere in documents filed.



Signatures




 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.









                                              Globaltex Industries Inc.

Date:     January 13, 2003                    " Mark Fields "
                                               President
                                               Chief Executive Officer